

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 29, 2016

Vladimir Karelin
President
Gabbit Corp.
Gymnasiumstrasse 19-21,
Vienna, Austria 1180

> **Re: Gabbit Corp.**
> **Registration Statement on Form S-1**
> **Filed April 4, 2016**
> **File No. 333-210573**

Dear Mr. Karelin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities

Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Registration Statement Cover Page

3. It appears that your Standard Industrial Classification code number is 7990, not 7999. Please revise. Please also reconcile this designation, which relates to "services-miscellaneous amusement and recreation" with your Articles of Incorporation, which lists your business purpose as "Software Development."

Prospectus Summary, page 3

4. In one of the opening paragraphs, please indicate that you have had no revenues and your net loss for the audited period. Please update with any interim stub, as may be applicable.

5. Also, in one of the opening paragraphs, please indicate your cash on hand as of the most recent practical date and you monthly burn rate. Please update with any subsequent amendments, as applicable.

6. Please revise to clarify who your intended clientele is. In this regard, we note that your statement on page 3 that you "intend to commence operations in the business of tour agency" and "intend to provide group leisure tours in the Austrian Alps with extreme activities aimed at general public" appears at odds with your disclosure on page 16 that you "intend to promote and sell tours through touristic agencies," and on page 21 that you "aim at small and medium enterprises who promote active and healthy standards of living among their employees."

Risk Factors, page 5

7. We note your disclosure on page 22 that you do not maintain insurance and do not intend to do so. Please add a risk factor discussing the potential harm to your company if a client were to be injured or killed on one of your extreme tours, and the resulting impact such event could have on your business.

Risks Related to Our Business, page 5

Because our sole officer and director will own more than 50% . . . , page 7

8. We note your statement on page 8 that "Mr. Karelin, our sole officer and director, will own more than 50% of the outstanding shares of our common stock." Please explain how this would be the case in the event you sold the entire offering, as Mr. Karelin currently owns 9,000,000 shares and you are offering 9,000,000 shares, or clarify.

Because our sole officer and director will only be devoting limited time . . . , page 8

9. Please reconcile your disclosure here that Mr. Karelin will be devoting approximately 30 hours to your company with your disclosure on page 25 that Mr. Karelin will be devoting approximately 20 hours per week to your company.

Management's Discussion and Analysis, page 14

Plan of Operation, page 15

10. We note your disclosure on page 17 that within four to 9 months of your initial development, if 75% of your shares are sold, you "plan to employ SEO (Search Engine Optimisation) together with Adwords function to have us promoted to the top list of search inquiries" at a cost of "around $50,000 per year." Please reconcile this with your prior and subsequent disclosure that your minimum costs for such operations would be $18,500.

Description of Business, page 20

Employees; Identification of Certain Significant Employees, page 22

11. We note your disclosure here that "Vladimir Karelin, our sole officer and director, i[s] a non-employee officer and director of the Company." However, at page 8 under "We Depend," you indicate that Mr. Karelin is an employee. Please revise for consistency.

Notes to Audited Financial Statements, page F-6

Note 1 – Organization and Basis of Presentation, page F-6

12. Your disclosure contained herein indicates that you have adopted a January 31 fiscal year end. However, on page 30 you state "Our fiscal year end is February 29, 2016. We will provide audited financial statements to our stockholders on an annual basis," and your audited financial statements are dated February 29, 2016. Please reconcile this inconsistency.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Adviser
Office of Transportation and Leisure